M & F Worldwide Corp.
35 E. 62nd Street
New York, NY 10065

Paul G. Savas
Executive Vice President & Chief Financial Officer
Tel:  212-572-8618
Fax: 212-572-5965
                                                                                                                                         August 21, 2007

Via Edgar, label “Corresp”
Mr. Michael Fay
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

Re:          M & F Worldwide Corp.
File No. 001-13780
Form 10-K:  For the Fiscal Year Ended December 31, 2006

Dear Mr. Fay:

I write on behalf of M & F Worldwide Corp. (the “Company”).  In light of our discussion on July 27 with members of the Staff, we believe that it may be helpful to highlight how the arrangements governing the handling of Pneumo Abex’s contingent claims differ from traditional insurance arrangements.  We hope that additional clarification on this point, when combined with the points set forth in our prior correspondence, will explain why we concluded, and continue to believe, that the accounting for liabilities subject to reimbursement from traditional indemnification arrangements do not apply to our facts and do not require that the Company record a liability with respect to Pneumo Abex’s contingent claims.

As discussed in our Form 10-K and in our prior correspondence, most of the outstanding asbestos-related claims are subject to the 1994 Asset Purchase Agreement (the “1994 Agreement”) between Pneumo Abex and Wagner Electric Corporation (“Wagner”), which was, at the time, a subsidiary of Cooper Industries (“Cooper”).  Cooper performs Wagner’s obligations under the 1994 Agreement pursuant to its guaranty.  The 1994 Agreement principally concerns Wagner’s purchase of the business of Pneumo Abex’s Friction Products Division (the “Friction Division”), which was then one of Pneumo Abex’s two remaining operating divisions.  If the Friction Division had existed as a separate subsidiary, it would have been possible to sell the subsidiary itself and rid Pneumo Abex completely of the asbestos-related claims arising out of the Friction Division.  Because the Friction Division was only one of two operating divisions existing within a single corporate entity, however, Pneumo Abex was obliged to structure the sale as an asset transfer, with the buyer taking all the burdens, as well as the benefits, associated with the Friction Division.  Thus, notwithstanding the formal structure of the

Mr. Michael Fay, Branch Chief	Page 2

transaction, the 1994 Agreement expressly contemplates that the buyer of the business would be solely responsible for all liabilities and claims associated with these assets, including the asbestos-related claims.

The terms of the 1994 Agreement provide for the complete transfer of the Friction Division’s liabilities.1  Section 2.3 of the 1994 Agreement, entitled “Assumption of Liabilities,” provides, in relevant part, that Wagner, as of the closing, shall assume and become liable for, and shall pay, perform and discharge as and when due all … debts, liabilities, claims, demands, expenses, commitments and obligations (whether accrued or not, known or unknown, disclosed or undisclosed, fixed or contingent, asserted or unasserted, liquidated or unliquidated, arising prior to or after the [c]losing) of [Pneumo Abex], to the extent arising out of or relating to the [assets being purchased (the “Assets”)] or the conduct or operation of the [business operated by the Friction Products Division of Pneumo Abex (the “Business”)], [which] shall include but not be limited to the following liabilities and obligations of [Pneumo Abex]:

…

(k)           all liabilities and obligations for death, personal injury, other injury to persons or property damage relating to, resulting from, caused by or arising out of, directly or indirectly, use of or exposure to any of the products of the Business (or any part or component) designed, manufactured, serviced or sold, or services performed, by the Business, including any such liabilities or obligations for negligence, strict liability, design or manufacturing defect, conspiracy, failure to warn, or breach of express or implied warranties of merchantability or fitness for any purpose or use; [and]

…

(m)           all liabilities and obligations arising out of asbestos-related Actions for death, personal injury or property damage relating to or arising out of the Assets or the Business.

The terms of the 1994 Agreement are thus consistent with the purpose of the transaction as set forth above:  Wagner, as the buyer of the Friction Division, did not just agree to indemnify Pneumo Abex for any liability associated with these claims, it assumed these liabilities.  Accordingly, Cooper, as Wagner’s guarantor, is directly and

__________________________

1           The full text of the 1994 Asset Purchase Agreement is set forth as Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997 (incorporating by reference Exhibit 2 to Abex Inc.’s Current Report on Form 8-K dated November 21, 1994).

Mr. Michael Fay, Branch Chief	Page 3

primarily liable as a legal matter, and not simply a matter of contract, for any cost or expense associated with these claims, whether asserted against Pneumo Abex or directly against Cooper.  Indeed, both Wagner and Cooper have frequently been named as co-defendants in complaints asserting asbestos-related claims arising from Pneumo Abex’s products.  And both Cooper and Wagner’s successor-by-merger (Federal-Mogul Products) have repeatedly acknowledged the nature of this assumption, including as recently as last month, under oath, at Federal-Mogul’s bankruptcy confirmation proceedings.

Insurance contracts, by contrast, are normally structured not as assumptions, but rather as limited indemnification contracts (i.e., subject to deductibles, retentions and aggregate or per-claim limits, as well as various other exclusions and limitations), which inherently create a reasonable possibility that the indemnified party may have to bear at least some of the costs or expenses.  Pursuant to FAS 5, as long as a loss is both probable and estimable, it should be recorded, even if reimbursement is likely.  Thus, the Staff has made clear that an insured party must still record an insured liability and separately record the insurance asset if probable of recovery.  In Pneumo Abex’s case, however, liability for its asbestos-related contingent claims has been assumed without limit.2

For the period beginning with the receipt of the first asbestos-related claim subject to the 1994 Agreement, the contingent claims assumed by Wagner and Cooper have resulted in nearly 85% of the expenses associated with Pneumo Abex’s contingent claims overall.  As for the remaining contingent claims, you may recall from our prior correspondence that PepsiAmericas provided its indemnity in order to sell to Pneumo Abex in 1988 a set of “clean” businesses free of pre-closing liabilities even though the transaction was structured as a stock sale.  In addition, the purpose of the MCG Intermediate Holdings funding and management arrangements was to assure that Pneumo Abex would not, as an insured might under an insurance policy, have at least some lingering financial or managerial responsibility for the contingent claims subject to the PepsiAmericas indemnity.  Thus, the PepsiAmericas/MCG Intermediate arrangements together insulate Pneumo Abex from these contingent claims for the same reasons and with the same effects as the Wagner/Cooper assumption.  And to provide even more assurance to Pneumo Abex that the PepsiAmericas arrangements would isolate these problems from Pneumo Abex, the 1994 Agreement provides with respect to most of these remaining claims that, if PepsiAmericas were to fail, and therefore become unable to bear whatever cost or expense may be associated with the claims, the claims would become part of the liabilities assumed under the 1994 Agreement.  In short, the arrangements

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2           In our prior letters, we described the protection afforded Pneumo Abex by the 1994 Agreement as an indemnity because the 1994 Agreement provides in Section 11.3 for an indemnity against any loss associated with an assumed liability.  Because Pneumo Abex is protected by both an indemnity and an assumption, we have not previously distinguished between the two in our correspondence or our Form 10-K disclosure.  We write now to emphasize the existence of the assumption and to note that we have updated our most recent Form 10-Q disclosure as well in response to the Staff’s inquiries.

Mr. Michael Fay, Branch Chief	Page 4

governing the handling of contingent claims subject to the PepsiAmericas indemnity are also very different from traditional insurance.

For all these reasons and the other reasons set forth in our earlier correspondence, the Company concluded that FAS 5 and other relevant principles do not require that a liability be recorded, and further concluded that recording a liability under these circumstances would not be the most meaningful presentation for investors.  We have updated the disclosure concerning these contingent claims contained in our most recent quarterly filing on Form 10-Q in order to clarify for investors that all but an immaterial portion of these claims are subject to the assumption provisions of the 1994 Agreement.

We are available at the Staff’s convenience to discuss these matters further and appreciate the Staff’s willingness to consider our views.

Sincerely yours,

                                                                                    /s/ Paul G. Savas

Paul G. Savas

cc:      Mr. Steven L. Fasman
           M & F Worldwide Corp.

           Mr. David Holman
           Ernst & Young LLP